Exhibit 99.1

Luckin Coffee Announces Scheme of Arrangement Relating to Its Convertible
Senior Notes Due 2025 Has Become Effective

BEIJING, December 22, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) announced today that its scheme of arrangement (the “Scheme”) became effective on December 17, 2021 (the “Scheme Effective Date”). The Scheme was proposed by Luckin Coffee with the support of its Joint Provisional Liquidators,1 in relation to the restructuring of its US$460 million 0.75% Convertible Senior Notes due 2025 (the “Existing Notes”).

Scheme Enforcement Hearing

At a hearing before the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on December 16, 2021, the Bankruptcy Court granted the Joint Provisional Liquidators’ motion for entry of a final order giving full force and effect to the Scheme in the territorial jurisdiction of the United States (the “Scheme Enforcement Order”). The hearing followed overwhelming support for the Scheme, including the previously announced unanimous approval for the Scheme by the voting creditors affected by the Scheme and sanction of the Scheme by the Cayman Court. The Bankruptcy Court entered the Scheme Enforcement Order the following day, December 17, 2021, which was a condition precedent to the effectiveness of the Scheme.

Scheme Becomes Effective

Each of the conditions necessary for the Scheme to become effective following entry of the Scheme Enforcement Order has been satisfied. A copy of the notice of the occurrence of the Scheme Effective Date is attached as Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company to the Securities and Exchange Commission today.

The restructuring contemplated in the Scheme is expected to become effective on or about January 28, 2022 (the “Restructuring Effective Date”). In the interim, the Company will complete the tender process with respect to the Existing Notes and related procedures and calculations necessary to distribute the consideration under the Scheme to the Scheme Creditors. To permit completion of these tasks, the latest day by which the Scheme must be implemented (the “Scheme Distribution Longstop Time”) has been extended to January 28, 2022, in accordance with the Scheme, provided that the Scheme Distribution Longstop Time may be further extended in certain circumstances. A copy of the notice regarding the extension of the Scheme Distribution Longstop Time is attached as Exhibit 99.3 to the Current Report on Form 6-K furnished by the Company to the Securities and Exchange Commission today.

1 As previously reported, on July 15, 2020, the Grand Court of the Cayman Islands (the “Cayman Court”) appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of Luckin Coffee (the “Joint Provisional Liquidators”). Luckin Coffee continues to operate its business under the day-to-day control of its Board of Directors and the supervision of the Joint Provisional Liquidators.

“We are grateful for the overwhelming support of our creditors and the guidance of the Joint Provisional Liquidators throughout the proceedings in the Cayman Islands and the United States,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “The Scheme is now effective, which will allow us to implement the restructuring of our Existing Notes and begin the next chapter for Luckin Coffee. Our team remains focused on the execution of our strategy, delivering sustainable growth and profitability while providing outstanding products and services to our customers and meaningful value for our shareholders.”

Additional Information

In connection with the Company’s debt restructuring and the Scheme, Luckin Coffee is advised by Davis Polk & Wardwell LLP as legal counsel, Harney Westwood & Riegels as Cayman Islands legal counsel and Houlihan Lokey as financial advisor. The Joint Provisional Liquidators are represented by DLA Piper LLP (US) in the United States and Campbells LLP in the Cayman Islands. Holders of Existing Notes may contact Houlihan Lokey at HL_Lake@HL.com or the Joint Provisional Liquidators at luckin@alvarezandmarsal.com with any questions regarding the Scheme and related proceedings.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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